02年 9月17日 16時06分 Mitsubishi Tokyo Financial Group No. 1824 P. 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02057907

PE
9-1-02

RECD S.E.C.
SEP 1 6 2002
1086

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

PROCESSED
SEP 1 8 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

September 13, 2002

New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
Attn: Mr. Richard Simonelli, Regional Director,
Listed Company Marketing

Notice of Record Date and
<u>Interim Dividend for Period Ending September 30, 2002</u>

Dear Sirs,

In accordance with its customary practice, the Board of Directors of Mitsubishi Tokyo Financial Group, Inc. ("MTFG") is scheduled to meet on or about November 25, 2002 and resolve the amount of the interim cash dividend to be distributed to the holders of MTFG's common stock, in respect of the semi-annual period ending September 30, 2002 (the "Interim Dividend"). The Interim Dividend will be paid to shareholders of record as of September 30, 2002.

The amount of the Interim Dividend will be determined by the Board of Directors on or about November 25, 2002. MTFG shall provide immediate notice to the New York Stock Exchange of the rate of such dividend upon approval of the Board of Directors.

The foregoing information is furnished to you pursuant to the requirements of the New York Stock Exchange.

Very truly yours,

Atsushi Inamura

Atsushi Inamura
Chief Manager, General Affairs
Corporate Administration Division

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: ____________________

Name: Atsushi Inamura

Title: Chief Manager, General Affairs
Corporate Administration Division